                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                              --------------------

                                    FORM 11-K

                 Annual Report Pursuant to Section 15(d) of the
   Securities Exchange Act of 1934 for the fiscal year ended December 31, 2000


                         Commission file number: 0-10736


         A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                    MGI PHARMA, INC. Retirement Savings Plan

         B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                                MGI PHARMA, INC.
                     5775 West Old Shakopee Road, Suite 100
                           Bloomington, MN 55437-3107

                    MGI PHARMA, INC. Retirement Savings Plan.

                       Financial Statements and Schedules
                                   (unaudited)

                                      2000

               STATEMENTS OF NET ASSETS AVAILABLE FOR PARTICIPANTS
                    MGI PHARMA, INC. Retirement Savings Plan
                                   (unaudited)

                                                             December 31,
                                                       -------------------------
                                                          2000           1999
                                                       ----------     ----------
Investments at fair value:
Shares of registered investment companies:

  Morley Stable Value                                  $  237,539     $  478,788
  Vanguard Group:
     Fixed Income, GNMA                                   159,220        133,614
     Primecap                                             907,017        721,076
     Index 500                                            298,761        222,762
     World, International Growth                          355,903        368,940
  Fidelity Puritan                                        480,880        689,797
  Baron Asset                                              42,716         58,575
  Janus Worldwide                                         234,067        192,759

MGI PHARMA, INC. common stock                           3,849,219      3,231,235

Participant notes receivable                               62,762         35,746
                                                       ----------     ----------
                                                        6,628,085      6,133,292
                                                       ----------     ----------

Receivables:
Contributions receivable:
     Employer                                             316,173        237,509
     Employees                                                 --             --
                                                       ----------     ----------
                                                          316,173        237,509
                                                       ----------     ----------

Cash                                                            0              0
                                                       ----------     ----------

Net assets available for participants                  $6,944,258     $6,370,801
                                                       ==========     ==========

---------------------------------------------------
See accompanying notes to financial statements.

         STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR PARTICIPANTS
                    MGI PHARMA, INC. Retirement Savings Plan
                                   (unaudited)

                                                                     Year Ended December 31, 2000
                                       -------------------------------------------------------------------------------------------
                                                              Shares of registered investment companies
                                       -------------------------------------------------------------------------------------------
                                                                     Vanguard Group
                                      Invesco  Morley  -------------------------------------------
                                       Stable  Stable  Fixed Income                    World Intl. Fidelity    Baron       Janus
                                       Value    Value      GNMA     Primecap  Index 500   Growth    Puritan    Asset     Worldwide
                                       -----  ---------  --------  ---------  ---------  --------  ---------  ---------  ---------
Additions to net assets:
Investment income:
     Net appreciation (depreciation)
       in fair value of investments    $  --  $      --  $     --  $      --  $      --  $     --  $      --  $      --  $      --
     Dividends                            --     14,590    15,629     29,080    (21,909)  (30,974)    35,852      2,770    (54,089)
     Interest                             --         --        --         --         --        --         --         --         --
                                       -----  ---------  --------  ---------  ---------  --------  ---------  ---------  ---------
                                          --     14,590    15,629     29,080    (21,909)  (30,974)    35,852      2,770    (54,089)
                                       -----  ---------  --------  ---------  ---------  --------  ---------  ---------  ---------
Contributions:
     Employer                             --         --        --         --         --        --         --         --         --
     Participants                         --     25,448    13,660    113,595     77,490    48,082     59,873     15,525     53,058
                                       -----  ---------  --------  ---------  ---------  --------  ---------  ---------  ---------
                                          --     25,448    13,660    113,595     77,490    48,082     59,873     15,525     53,058
                                       -----  ---------  --------  ---------  ---------  --------  ---------  ---------  ---------
       Total additions                    --     40,038    29,288    142,675     55,580    17,108     95,725     18,295     (1,031)
                                       -----  ---------  --------  ---------  ---------  --------  ---------  ---------  ---------

Distributions                             --   (222,096)  (20,907)  (239,627)  (111,564)  (67,840)  (370,432)  (141,662)  (109,276)
Transfers between funds, net              --    (59,192)   17,226    282,894    131,983    37,695     65,789    107,508    151,615
                                       -----  ---------  --------  ---------  ---------  --------  ---------  ---------  ---------

       Net increase (decrease)            --   (241,250)   25,606    185,941     76,000   (13,037)  (208,918)   (15,859)    41,309

Net assets available for participants:
     Beginning of year                 $  --  $ 478,788  $133,614  $ 721,076  $ 222,762  $368,940  $ 689,797  $  58,575  $ 192,759
                                       -----  ---------  --------  ---------  ---------  --------  ---------  ---------  ---------

     End of year                       $  --  $ 237,538  $159,220  $ 907,017  $ 298,761  $355,903  $ 480,880  $  42,716  $ 234,067
                                       =====  =========  ========  =========  =========  ========  =========  =========  =========


                       [WIDE TABLE CONTINUED FROM ABOVE]

                                                  Year Ended December 31, 2000
                                         --------------------------------------------
                                                        MGI
                                           Common   Participant
                                            Stock      Notes     Other       Total
                                         ----------  --------  ---------  -----------
Additions to net assets:
Investment income:
     Net appreciation (depreciation)
       in fair value of investments      $1,576,206  $     --  $      --  $ 1,576,206
     Dividends                                   --     5,085         --       (3,967)
     Interest                                    --        --         --           --
                                         ----------  --------  ---------  -----------
                                          1,576,206     5,085         --    1,572,238
                                         ----------  --------  ---------  -----------
Contributions:
     Employer                              (469,474)       --    580,672      111,198
     Participants                                 0        --    302,696      709,426
                                         ----------  --------  ---------  -----------
                                           (469,474)       --    883,368      820,624
                                         ----------  --------  ---------  -----------
       Total additions                    1,106,732     5,085    883,368    2,392,862
                                         ----------  --------  ---------  -----------

Distributions                              (687,774)   51,168         --   (1,920,010)
Transfers between funds, net                199,026   (29,236)  (804,703)     100,605
                                         ----------  --------  ---------  -----------

       Net increase (decrease)              617,984    27,017     78,665      573,457

Net assets available for participants:
     Beginning of year                   $3,231,235  $ 35,745  $ 237,509  $ 6,370,801
                                         ----------  --------  ---------  -----------

     End of year                         $3,849,219  $ 62,762  $ 316,173  $ 6,944,258
                                         ==========  ========  =========  ===========

------------------------------------------------------
See accompanying notes to financial statements.

         STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR PARTICIPANTS
                    MGI PHARMA, INC. Retirement Savings Plan
                                   (unaudited)

                                                                      Year Ended December 31, 1999
                                         ----------------------------------------------------------------------------------
                                                              Shares of registered investment companies
                                         ----------------------------------------------------------------------------------
                                                                         Vanguard Group
                                         Invesco     Morley  -------------------------------------------
                                          Stable     Stable  Fixed Income                    World Intl. Fidelity     Baron
                                           Value      Value     GNMA     Primecap  Index 500    Growth    Puritan     Asset
                                        ---------   --------  --------   --------   --------   --------   --------   -------
Additions to net assets:
Investment income:
     Net appreciation (depreciation)
       in fair value of investments     $      --   $     --  $     --   $     --   $     --   $     --   $     --   $    --
     Dividends                             12,106     15,036     2,126    202,285     32,880     82,833     18,694     7,737
     Interest                                  --         --        --         --         --         --         --        --
                                        ---------   --------  --------   --------   --------   --------   --------   -------
                                           12,106     15,036     2,126    202,285     32,880     82,833     18,694     7,737
                                        ---------   --------  --------   --------   --------   --------   --------   -------
Contributions:
     Employer                                  --         --        --         --         --         --         --        --
     Participants                          22,012     13,180    15,121     92,865     52,144     47,876     69,665     8,131
                                        ---------   --------  --------   --------   --------   --------   --------   -------
                                           22,012         --    15,121     92,865     52,144     47,876     69,665     8,131
                                        ---------   --------  --------   --------   --------   --------   --------   -------
       Total additions                     34,118     28,216    17,247    295,150     85,024    130,709     88,359    15,868
                                        ---------   --------  --------   --------   --------   --------   --------   -------

Distributions                                  --         --    (9,113)   (33,565)   (15,257)   (34,241)   (20,069)   (5,949)
Transfers between funds, net             (431,303)   450,572     6,040     11,105     42,275    (12,579)    40,462    19,837
                                        ---------   --------  --------   --------   --------   --------   --------   -------

       Net increase (decrease)           (397,184)        --    14,174    272,690    112,042     83,889    108,752    29,756

Net assets available for participants:
     Beginning of year                    397,184         --   119,440    448,386    110,720    285,051    581,045    28,820
                                        ---------   --------  --------   --------   --------   --------   --------   -------

     End of year                        $      --   $     --  $133,614   $721,076   $222,762   $368,940   $689,797   $58,576
                                        =========   ========  ========   ========   ========   ========   ========   =======


                       [WIDE TABLE CONTINUED FROM ABOVE]

                                                         Year Ended December 31, 1999
                                        ----------------------------------------------------------
                                                                   MGI
                                          Janus       Common   Participant
                                        Worldwide      Stock       Notes      Other        Total
                                        ---------     -------  -----------  ---------   ----------
Additions to net assets:
Investment income:
     Net appreciation (depreciation)
       in fair value of investments      $     --   $  594,190   $     --   $      --   $  594,190
     Dividends                             67,641           --         --          --      441,338
     Interest                                  --           --      2,965          --        2,965
                                         --------   ----------   --------   ---------   ----------
                                           67,641      594,190      2,965          --    1,038,493
                                         --------   ----------   --------   ---------   ----------
Contributions:
     Employer                                  --       47,491         --     363,958      411,449
     Participants                          21,008       34,778         --      32,636      409,416
                                         --------   ----------   --------   ---------   ----------
                                           21,008       82,269         --     396,594      820,865
                                         --------   ----------   --------   ---------   ----------
       Total additions                     88,649      676,459      2,965     396,594    1,859,358
                                         --------   ----------   --------   ---------   ----------

Distributions                                (826)     (45,274)     7,000          --     (157,294)
Transfers between funds, net               42,547      147,740    (22,053)   (377,960)     (83,317)
                                         --------   ----------   --------   ---------   ----------

       Net increase (decrease)            130,370      778,925    (12,088)     18,634    1,618,747

Net assets available for participants:
     Beginning of year                     62,389    2,452,310     47,834     218,875    4,752,054
                                         --------   ----------   --------   ---------   ----------

     End of year                         $192,759   $3,231,235   $ 35,746   $ 237,509   $6,370,801
                                         ========   ==========   ========   =========   ==========

------------------------------------------------------
See accompanying notes to financial statements.

                          NOTES TO FINANCIAL STATEMENTS

                    MGI PHARMA, INC. Retirement Savings Plan
                                   (unaudited)

1.       Description of Plan

         The following description of the MGI PHARMA, INC. Retirement Savings Plan (the "Plan") provides only general information. Participants should refer to the Summary Plan Description for a more complete description of the Plan's provisions. The plan is a defined contribution retirement savings plan sponsored by MGI PHARMA, INC. ("MGI"). It conforms to Section 401(k) of the Internal Revenue Code and therefore defers income taxes on qualifying contributions and Plan earnings. The Plan benefits eligible employees by accumulating retirement assets during their working careers through employee participation in a systematic savings and investment program to which MGI also contributes. The Plan is administered by an Administrative Committee appointed for that purpose by MGI's Board of Directors and all Plan administrative costs are currently borne by MGI.

         At December 31, 2000, 122 employees were participants in the Plan. The Plan is available to every employee of MGI who completes six months of employment, is at least 21 years old, and is scheduled for at least 1,000 hours of service annually. Eligible employees may participate in the Plan through: (1) contributions of up to 12% of their compensation;
         (2) employer matching contributions equal to 50% of employee contributions, up to 6% of an employee's compensation; (3) employer discretionary contributions; and (4) employee rollover contributions. Contributions are subject to certain limitations.

         Employee contributions and related earnings are directed by the participant into available investment options and are fully vested at all times. Employer contributions are in the form of MGI common stock. Following full vesting, a participant may elect to redirect investment of employer contributions to any of the plan's investment alternatives. At December 31, 2000, employer directed balances totaled $303,927 of the MGI common stock fund. Employer contributions are 20% vested after completion of two years of employment, 40% after three years, 75% after four years and 100% after five years. Employer discretionary contributions are allocated to a participant's account based upon his/her pro rata share of total recognized compensation during the year. Forfeitures are used to reduce the amount of MGI's contributions to the Plan.

         A participant's account may mature and be distributed upon the occurrence of one of the following: (1) death, (2) retirement, (3) the attainment of 70-1/2 years of age, (4) termination of employment, (5) termination of the Plan or (6) upon certain MGI "change in control" events. Distributions may be a lump sum of cash and MGI common stock held in a participant's account.

         Investments

         The following investment alternatives are available to participants:
         Registered Investment Companies Funds:

            Morley Financial Services:
            Stable Value - The Stable Value Fund is designed to provide preservation of capital and protection to participants from the risk of market price volatility. The Fund seeks to earn a high level of income consistent with those objectives. The fund consists of a diversified portfolio of high-quality stable value investment contracts issued by life insurance companies, banks and other financial institutions. The principal value of these assets are intended to remain stable regardless of stock and bond market fluctuations.

            Vanguard Group:
            Fixed Income, GNMA - The GNMA portfolio is part of the Fixed Income Securities Fund, a no-load, open-end, diversified fund that seeks to provide a high level of current income while maintaining a high level of principal protection and liquidity. The portfolio invests at least 80% of its assets in Government National Mortgage Association ("GNMA" or "Ginnie Mae") pass-through mortgage backed certificates representing part ownership of a pool of mortgage loans. The mortgage loans underlying GNMA certificates are guaranteed by the full faith and credit of the U.S. Government.

            Primecap Fund - The Vanguard/PRIMECAP Fund, Inc. is an open-end diversified investment company that seeks to provide long-term growth of capital by investing principally in common stocks. Dividend income is incidental to this objective. The Fund selects stocks primarily on the basis of above-average earnings growth potential and quality of management.

            Vanguard Index 500 - Vanguard Index 500 portfolio is part of the Vanguard Index Trust, an open-end investment company that includes six separate, diversified mutual fund portfolios. The Index 500 portfolio seeks to track the performance of the Standard and Poor's 500 Composite Stock Price Index, which emphasizes stocks of large U.S. companies.

            World, International Growth - The International Growth Portfolio is part of the World Fund, a no load, open end, diversified equity security fund. The portfolio seeks to provide long-term capital growth by investing primarily in equity securities of growth companies located outside the United States.

            Fidelity Investments:

            Puritan - The Puritan fund is an open-end, diversified security fund that seeks to primarily provide income by investing in common stocks, preferred stocks and bonds.

            Baron Funds:
            Asset Fund - The Baron Asset Fund is an open-end, diversified security fund that seeks capital appreciation through investments in securities of small and medium sized companies with undervalued assets or favorable growth prospects. Production of income, if any, is incidental to this objective.

            Janus Funds:
            Worldwide Fund - The Janus Worldwide Fund is a diversified fund that seeks long-term growth of capital by investing primarily in common stocks of foreign and domestic issuers.

         MGI PHARMA, INC. common stock - MGI PHARMA, INC. (the Plan Sponsor) common stock is publicly traded, with trades reported on the NASDAQ National Market System. MGI is a pharmaceutical company that acquires, develops and markets differentiated speciality pharmaceutical products. MGI has not paid, and has no present intention of paying cash dividends on its common stock.

         Participant Notes Receivable

         Participants may borrow from their accounts a minimum of $1,000 up to the lesser of $50,000 or one-half of their balances. Loan transactions are treated as transfers between the relevant investment fund and the Participant Notes fund. Loan terms generally cannot exceed five years. The loans are secured by balances in the participant's accounts and bear interest fixed at 1% above the prime rate upon initiation of the loan. Principal and interest is paid monthly or by more frequent installments.

2.       Summary of Accounting Policies
         Basis of Accounting

         The financial statements of the Plan are prepared under the accrual method of accounting.

         Investment Valuation and Income Recognition

         Plan investments are stated at fair value. Shares of registered investment companies are valued at quoted market prices that represent the net asset value of shares held by the Plan at year-end. Company stock is valued at its quoted market price of $16.50 and $11.9375 per share at December 31, 2000 and 1999, respectively. Participant notes receivable are valued at cost which approximates fair value.

         Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Investment income is allocated to participants' accounts based upon their pro rata share of the respective investment balance during the income period.

         Payment of Benefits

         Benefits are recorded when paid.

3.       Federal Income Taxes

         The Plan received a tax qualification letter from the Internal Revenue Service stating that it is a qualified plan under the Internal Revenue Code ("IRC"), and therefore the associated trust is exempt from federal income taxes. Following the qualification letter, the Plan administration believes operation of the Plan has been performed in a manner to maintain compliance with the applicable requirements of the IRC.

4.       Party-in-interest Transactions

         The Plan engaged in transactions involving the acquisition or disposition of units of participation in collective investment funds of the Trustee, which is a party-in-interest with respect to the Plan. These transactions are not considered "prohibited transactions" under ERISA and are for short-term investment of cash balances pending reinvestment.

5.       Plan Termination

         Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100 percent vested in their accounts.

                                                                      Schedule 1


                SCHEDULE OF INVESTMENTS HELD AT END OF PLAN YEAR
                    MGI PHARMA, INC. Retirement Savings Plan
                                December 31, 2000
                                   (unaudited)


                                                Number               Fair Market
Description                                of shares/units   Cost        Value
-----------                                ---------------  -------  -----------

Shares of registered investment companies:
                                                                  *
     Morley Stable Value                          15,815    $     *   $  237,539
     Vanguard Group:
         Fixed Income, GNMA                       15,549          *      159,220
         Primecap Fund                            15,022          *      907,017
         Index 500                                 2,452          *      298,761
         World, International Growth              18,861          *      355,903
     Fidelity Puritan                             25,538          *      480,880
     Baron Fund                                      785          *       42,716
     Janus Worldwide                               4,117          *      234,067

MGI PHARMA, INC. common stock                    233,286          *    3,849,219

Participant notes receivable                         N/A     62,762       62,762
                                                            -------   ----------

                  Total                                               $6,628,085
                                                                      ==========


* Fidelity Investments, the Custodian, does not maintain cost records, therefore, this information is not available.

                                                                      Schedule 2


                             REPORTABLE TRANSACTIONS
                    MGI PHARMA, INC. Retirement Savings Plan
                          Year ended December 31, 2000
                                   (unaudited)

                                                 Total        Total    Total Dollar  Total Dollar
                                                Number       Number      Value of        Value       Net Gain
Description                                  of Purchases   of Sales     Purchases      of Sales     or (Loss)
-----------                                 -------------   --------   ------------  -------------   ---------
Shares of registered investment companies:
     Morley Stable Value                           61           18         80,914        336,715         *
     Vanguard Group:
         Fixed Income, GNMA                        49            6         31,416         21,324         *
         Primecap Fund                             86           22        418,918        242,791         *
         Index 500                                 66           19        231,681        125,691         *
         World, International Growth               58           11         89,375         70,468         *
     Fidelity Puritan                              68           21        178,670        289,140         *
     Baron Asset                                   48           12        126,711        145,264         *
     Janus Worldwide                               62           14        257,643        149,147         *

MGI PHARMA, INC. common stock                      31           46        380,535        983,511         *


* Fidelity Investments, the Custodian, does not maintain cost records, Therefore, realized gains and losses on the disposition of units of the funds are not available.

                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrative Committee has duly caused this annual report to be signed on its behalf by the undersigned thereto duly authorized.

Date:  July 25, 2001                             MGI PHARMA, INC.
                                                 Retirement Savings Plan



                                                 By:    /s/ Edgar Timberlake
                                                     ---------------------------
                                                 Name:  Edgar Timberlake
                                                 Title: Administrative Committee
                                                        Retirement Savings Plan